APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

                                                                    Rule 3.19A.2
                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY          PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN                     82 010 975 612
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR              Stephen Chang

--------------------------------------------------------------------------------
DATE OF LAST NOTICE           24 May 2005

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

----------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                         Direct

----------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                         Mr Stephen Chang
(INCLUDING REGISTERED HOLDER)                       Mrs Lisa Chang Superannuation Fund -
Note: Provide details of the circumstances giving   Beneficiary
rise to the relevant interest.
----------------------------------------------------------------------------------------------
DATE OF CHANGE                                      05 January 2006

----------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE              75,000 unissued shares under option
                                                    736,424 ordinary fully paid shares
----------------------------------------------------------------------------------------------
CLASS                                               Ordinary fully paid shares being issued on
                                                    exercise of options.
----------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                     N/A

----------------------------------------------------------------------------------------------
NUMBER DISPOSED                                     75,000 options lapsed unexercised in
                                                    December 2005

----------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                 N/A
Note: If consideration is non-cash, provide
details and estimated valuation
----------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                 736,424 ordinary fully paid shares.

----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3Y  Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
NATURE OF CHANGE                                    75,000 options lapsed unexercised in
Example: on-market trade, off-market trade,         December 2005.
exercise of options, issue of securities under
dividend reinvestment plan, participation in
buy-back

----------------------------------------------------------------------------------------------

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

----------------------------------------------------------------------------------------------
DETAIL OF CONTRACT                               N/A

----------------------------------------------------------------------------------------------
NATURE OF INTEREST                               N/A

----------------------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER                        N/A
(IF ISSUED SECURITIES)

----------------------------------------------------------------------------------------------
DATE OF CHANGE                                   N/A

----------------------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATED PRIOR TO                  N/A
CHANGE
Note: Details are only required for a contract
in relation to which the interest has changed
----------------------------------------------------------------------------------------------
INTEREST ACQUIRED                                N/A

----------------------------------------------------------------------------------------------
INTEREST DISPOSED                                N/A

----------------------------------------------------------------------------------------------
VALUE/CONSIDERATION
Note: If consideration is non-cash, provide      N/A
details and an estimated valuation
----------------------------------------------------------------------------------------------
INTEREST AFTER CHANGE                            N/A

----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y  Page 2                                                    11/3/2002

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY          PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN                     82 010 975 612
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR              Lewis Lee

--------------------------------------------------------------------------------
DATE OF LAST NOTICE           24 May 2005

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                         Direct

--------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                         Securities held by Spouse
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving
rise to the relevant interest.
--------------------------------------------------------------------------------------------------
DATE OF CHANGE                                      05 January 2006

--------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE              Direct Interest: 50,000 options
                                                    Indirect Interest: 160,000 ordinary fully paid
                                                    shares
--------------------------------------------------------------------------------------------------
CLASS                                               Ordinary fully paid shares being issued on
                                                    exercise of options.
--------------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                     N/A

--------------------------------------------------------------------------------------------------
NUMBER DISPOSED                                     50,000 options lapsed unexercised in
                                                    December 2005
--------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                 N/A
Note: If consideration is non-cash, provide
details and estimated valuation

--------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                 Indirect Interest: 160,000 ordinary fully paid
                                                    Shares

--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3Y  Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

--------------------------------------------------------------------------------------------------
NATURE OF CHANGE                                    50,000 options lapsed unexercised in
Example: on-market trade, off-market trade,         December 2005
exercise of options, issue of securities under
dividend reinvestment plan, participation in
buy-back

--------------------------------------------------------------------------------------------------

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                               N/A

--------------------------------------------------------------------------------
NATURE OF INTEREST
                                                 N/A

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)                           N/A

--------------------------------------------------------------------------------
DATE OF CHANGE                                   N/A

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATED PRIOR TO                  N/A
CHANGE
Note: Details are only required for a contract
in relation to which the interest has changed
--------------------------------------------------------------------------------
INTEREST ACQUIRED                                N/A

--------------------------------------------------------------------------------
INTEREST DISPOSED                                N/A

--------------------------------------------------------------------------------
VALUE/CONSIDERATION                              N/A
Note: If consideration is non-cash, provide details and an estimated valuation

--------------------------------------------------------------------------------
INTEREST AFTER CHANGE                            N/A

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y  Page 2                                                    11/3/2002

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY          PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN                     82 010 975 612
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR              Patrick Burns

--------------------------------------------------------------------------------
DATE OF LAST NOTICE           24 May 2005

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

----------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                         Direct

----------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                         N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving
rise to the relevant interest.
----------------------------------------------------------------------------------------------
DATE OF CHANGE                                      05 January 2006

----------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE              75,000 unissued shares under option
                                                    100,500 ordinary fully paid shares
----------------------------------------------------------------------------------------------
CLASS                                               Ordinary fully paid shares being issued on
                                                    exercise of options
----------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                     N/A

----------------------------------------------------------------------------------------------
NUMBER DISPOSED                                     75,000 options lapsed unexercised in
                                                    December 2005
----------------------------------------------------------------------------------------------
VALUE/CONSIDERATION
Note: If consideration is non-cash, provide
details and estimated valuation                     N/A
----------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                 100,500 ordinary fully paid shares

----------------------------------------------------------------------------------------------
NATURE OF CHANGE                                    75,000 options lapsed unexercised in
Example: on-market trade, off-market trade,         December 2005
exercise of options, issue of securities under
dividend reinvestment plan, participation in
buy-back

----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3Y  Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================


PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                               N/A

--------------------------------------------------------------------------------
NATURE OF INTEREST
                                                 N/A

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)                           N/A

--------------------------------------------------------------------------------
DATE OF CHANGE                                   N/A

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATED PRIOR TO                  N/A
CHANGE
Note: Details are only required for a contract
in relation to which the interest has changed
--------------------------------------------------------------------------------
INTEREST ACQUIRED                                N/A

--------------------------------------------------------------------------------
INTEREST DISPOSED                                N/A

--------------------------------------------------------------------------------
VALUE/CONSIDERATION                              N/A
Note: If consideration is non-cash, provide details and an estimated valuation

--------------------------------------------------------------------------------
INTEREST AFTER CHANGE                            N/A

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y  Page 2                                                    11/3/2002

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY          PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN                     82 010 975 612
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR              Professor John Zalcberg

--------------------------------------------------------------------------------
DATE OF LAST NOTICE           24 May 2005

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

----------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                         Direct

----------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                         N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving
rise to the relevant interest.

----------------------------------------------------------------------------------------------
DATE OF CHANGE                                      5 January 2006

----------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE              75,000 unissued shares under option,
                                                    115,849 ordinary fully paid shares
----------------------------------------------------------------------------------------------
CLASS                                               Ordinary fully paid shares being issued on
                                                    exercise of options.
----------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                     N/A

----------------------------------------------------------------------------------------------
NUMBER DISPOSED                                     75,000 options lapsed unexercised in
                                                    December 2005.
----------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                 N/A
Note: If consideration is non-cash, provide
details and estimated valuation

----------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                 115,849 ordinary fully paid shares

----------------------------------------------------------------------------------------------
NATURE OF CHANGE                                    75,000 options lapsed unexercised in
Example: on-market trade, off-market trade,         December 2005
exercise of options, issue of securities under
dividend reinvestment plan, participation in
buy-back

----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3Y  Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================


PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                               N/A

--------------------------------------------------------------------------------
NATURE OF INTEREST
                                                 N/A

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)                           N/A

--------------------------------------------------------------------------------
DATE OF CHANGE                                   N/A

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATED PRIOR TO                  N/A
CHANGE
Note: Details are only required for a contract in relation to which the interest has changed

--------------------------------------------------------------------------------
INTEREST ACQUIRED                                N/A

--------------------------------------------------------------------------------
INTEREST DISPOSED                                N/A

--------------------------------------------------------------------------------
VALUE/CONSIDERATION                              N/A
Note: If consideration is non-cash, provide details and an estimated valuation

--------------------------------------------------------------------------------
INTEREST AFTER CHANGE                            N/A

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y  Page 2                                                    11/3/2002

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY          PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
ABN                     82 010 975 612
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR              Dr  Malvin Eutick

--------------------------------------------------------------------------------
DATE OF LAST NOTICE           24 May 2005

--------------------------------------------------------------------------------

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

-------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                         Direct

-------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                         N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving
rise to the relevant interest.
-------------------------------------------------------------------------------------------------
DATE OF CHANGE                                      05 January 2006

-------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD PRIOR TO CHANGE              75,000 unissued shares under option
                                                    100,000 Ordinary fully paid shares
-------------------------------------------------------------------------------------------------
CLASS                                               Ordinary fully paid shares issued on exercise
                                                    of options.
-------------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                     N/A

-------------------------------------------------------------------------------------------------
NUMBER DISPOSED                                     75,000 options lapsed unexercised in
                                                    December 2005.
-------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION
Note: If consideration is non-cash, provide         N/A
details and estimated valuation
-------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                 100,000 Ordinary fully paid shares

-------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

11/3/2002                                                    Appendix 3Y  Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

-------------------------------------------------------------------------------------------------
NATURE OF CHANGE                                    75,000 options lapsed unexercised in
Example: on-market trade, off-market trade,         December 2005
exercise of options, issue of securities under
dividend reinvestment plan, participation in
buy-back
-------------------------------------------------------------------------------------------------

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

-------------------------------------------------------------------------------------------------
DETAIL OF CONTRACT                               N/A

-------------------------------------------------------------------------------------------------
NATURE OF INTEREST
                                                 N/A

-------------------------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)                           N/A

-------------------------------------------------------------------------------------------------
DATE OF CHANGE                                   N/A

-------------------------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATED PRIOR TO                  N/A
CHANGE
Note: Details are only required for a contract
in relation to which the interest has changed

-------------------------------------------------------------------------------------------------
INTEREST ACQUIRED                                N/A

-------------------------------------------------------------------------------------------------
INTEREST DISPOSED                                N/A

-------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                              N/A
Note: If consideration is non-cash, provide
details and an estimated valuation

-------------------------------------------------------------------------------------------------
INTEREST AFTER CHANGE                            N/A

-------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y  Page 2                                                    11/3/2002